SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant   X

Filed by a Party other than the Registrant   _____

Check the appropriate box:

_____	Preliminary Proxy Statement
_____	Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2))
X	Definitive Proxy Statement
_____	Definitive Additional Materials
_____	Soliciting Material Under Rule 14a-12

IGENE Biotechnology, Inc.
(Name of Registrant as Specified in Its Charter)

N/A
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

X   No fee required

_____   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)   Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

_____   Fee paid with preliminary materials:

_____   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11 (a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)   Amount previously paid:

(2)   Form, Schedule or Registration Statement No.:

(3)   Filing Party:

(4)   Date Filed:

IGENE BIOTECHNOLOGY, INC.
9110 Red Branch Road
Columbia, Maryland 21045

Notice of Annual Meeting Of Stockholders
To Be Held November 15, 2005

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of IGENE Biotechnology, Inc. (the "Company", "we" or "us") will be held at the offices of Kimelman & Baird, LLC, 100 Park Avenue, 21st floor, New York, New York 10017 at 10:00 a.m. local time on November 15, 2005 for the following purposes:

1. To elect five (5) directors to serve for a term of one (1) year and until their successors are elected and qualified.

2. To transact such other business as may properly come before the meeting, or any adjournment thereof.

Stockholders of record at the close of business on September 23, 2005 shall be entitled to notice of, and to vote at, the meeting.

All stockholders are cordially invited to attend the meeting.

By order of the Board of Directors,

/s/   STEPHEN F. HIU
    STEPHEN F. HIU
    President

Dated: Columbia, Maryland
        October 06, 2005

IMPORTANT: PLEASE FILL IN, DATE, SIGN AND MAIL PROMPTLY THE ENCLOSED PROXY IN THE POSTAGE-PAID ENVELOPE PROVIDED TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING.

IGENE BIOTECHNOLOGY, INC.
9110 RED BRANCH ROAD
COLUMBIA, MARYLAND 21045

PROXY STATEMENT

The accompanying proxy is solicited by the board of directors of IGENE Biotechnology, Inc., a Maryland corporation (the "Company", "we" or "us"), for use at our annual meeting of stockholders, which we refer to as the meeting, to be held on November 15, 2005, or any adjournment thereof. Stockholders of record at the close of business on September 23, 2005, which we refer to as the record date, shall be entitled to vote. Proposals of stockholders intended to be presented at our 2006 annual meeting of stockholders must be received by us no later than 5:00 P.M. local time on March 1, 2006, to be eligible for inclusion in our proxy statement and form of proxy to be used in connection with such meeting.

The cost of solicitation of proxies will be borne by us. We may use the services of our directors, officers, employees and others to solicit proxies, personally or by telephone. Arrangements may also be made with brokerage houses and other custodians, nominees, fiduciaries and stockholders of record to forward solicitation material to the beneficial owners of stock held of record by such persons. We may reimburse such solicitors for reasonable out-of-pocket expenses incurred by them in soliciting, but no compensation will be paid for their services.

Each proxy executed and returned by a stockholder may be revoked at any time before it is voted by timely submission of written notice of revocation or by submission of a duly executed proxy bearing a later date (in either case directed to our corporate Secretary at the above address) or, if a stockholder is present at the meeting, he may elect to revoke his proxy by voting his shares in person at the meeting.

There is being mailed herewith to each stockholder of record our annual report on Form 10-KSB for the fiscal year ended December 31, 2004. The notice, proxy statement and enclosed form of proxy will be mailed to stockholders beginning October 14, 2005, the date of this proxy statement.

On the record date, we had 101,732,453 shares of common stock outstanding and entitled to vote with respect to all matters to be acted upon at the meeting. Each holder of common stock is entitled to one vote for each share of common stock held by such holder.

On the record date, we also had 25,605 shares of our 8% Cumulative Preferred Stock, Series A, which we refer to as the Series A preferred stock, outstanding and entitled to vote with respect to all matters to be acted upon at the meeting. Each holder of preferred stock is entitled to two votes for each share of such preferred stock held by such holder. Holders of record of outstanding common stock and Series A preferred stock will be entitled to vote together as a single class on all matters to be voted on at the meeting.

Pursuant to the terms of our Series A preferred stock, as a consequence of the non-payment of dividends on such stock for more than the past four consecutive dividend payment dates, the holders of Series A preferred stock voting together as a single class are entitled to elect two directors, in accordance with the procedures set forth in our Charter and by-laws. To date, the holders of the Series A preferred stock have not exercised such right.

Voting Procedures

The presence of holders representing a majority of all the votes entitled to be cast at the meeting will constitute a quorum at the meeting. In accordance with Maryland law, abstentions, but not broker non-votes, are counted for purposes of determining the presence or absence of a quorum for the transaction of business.

The affirmative vote of a plurality of the votes cast at the meeting is required in order to elect each of our directors. The votes will be tabulated by Igene's Corporate Secretary. Abstentions and broker non-votes are not counted in determining the votes cast with respect to any of the matters submitted to a vote of stockholders.

ELECTION OF DIRECTORS

Pursuant to our bylaws and as permitted by our charter, the number of directors constituting the entire board of directors has been set at 8. It is proposed to elect five directors at this meeting to hold office for a one-year term, until the 2006 annual meeting of stockholders, and until their respective successors are duly elected and qualify. Each of the persons listed below has been nominated for election to our board of directors at the meeting. All of the nominees listed below presently serve on our board of directors. If some unexpected occurrence should make necessary, in the board of directors' judgment, the substitution of some other person or persons for any of the nominees, shares for which proxies have been granted will be voted for such other person or persons as the board of directors may select. The board of directors is not aware that any current director, or nominee, may be unable or unwilling to serve as a director. The following table contains certain information with respect to the nominees:

NOMINEES FOR ELECTION

Name	Age	Position with Igene
Michael G. Kimelman	66	Chairman of the Board of Directors, member of audit committee
Thomas L. Kempner	77	Vice Chairman of the Board of Directors, member of finance committee
Stephen F. Hiu	48	Director, President, Chief Technical Officer, and Director of Research and Development
Patrick F. Monahan	54	Director, Vice-President, Secretary, and Director of Manufacturing
Sidney R. Knafel	74	Director, member of finance committee

Each of our directors was elected for a one-year term at our most recent annual meeting, held in June of 2004. Our officers serve at the pleasure of the Board of Directors and until their respective successors are elected and qualified.

MICHAEL G. KIMELMAN has served as a director since February 1991 and as Chairman of the board of directors since March 1991. He is a founder and member of Kimelman & Baird, LLC, as well as Chairman of the board of directors of Astaxanthin Partners Ltd. He also serves on the board and the executive committee of the Hambletonian Society.

THOMAS L. KEMPNER is Vice Chairman of the board of directors and has been a director since inception in October 1981. He is and has been Chairman and Chief Executive Officer of Loeb Partners Corporation, investment bankers, New York, and its predecessors since February 1978. He is currently a Director of CCC Information Services Group, Inc., Dyax Corporation, Fuel Cell Energy, Inc., Insight Communications Co., Inc., and Intermagnetics General Corp and Intersections, Inc. He is a Director Emeritus of Northwest Airlines, Inc.

STEPHEN F. HIU has served as a director since August 1990. Mr. Hiu was appointed Chief Technical Officer in 2002, and has served as President and Treasurer since March 1991. He has been Director of Research and Development since January 1989 and, prior thereto, was Senior Scientist since December 1985, when he joined the Company. He was a post-doctoral Research Associate at the Virginia Polytechnic Institute and State University, Blacksburg, Virginia, from January 1984 until December 1985. Dr. Hiu holds a Ph.D. degree in microbiology from Oregon State University and a B.S. degree in biological sciences from the University of California, Irvine.

PATRICK F. MONAHAN was appointed our Vice-President in 2002, and has served as a Director of Manufacturing and as a director since April 1991. He has served as Secretary since September 1998. He has managed our fermentation pilot plant since 1982. Mr. Monahan received an Associate of Arts degree in biology from Allegheny Community College and a B.S. degree in biology with a minor in Chemistry from Frostburg State College, Frostburg, Maryland.

SIDNEY R. KNAFEL, has served as one of our directors since 1982, has also been Managing Partner of SRK Management Company, a private investment concern located in New York City, since 1981. He has also served as Chairman of Insight Communications, Inc. since 1985. He is also currently a Director of General American Investors Company, Inc. as well as a number of private companies.

Our board of directors recommends a vote for each of the above-listed nominees.

Committees Of The Board Of Directors

We have two standing committees of the board of directors, our audit committee and our compensation committee. We do not have a standing nominating committee. Set forth below is a description of the functions of each of our standing committees and the members of the board of directors who serve on such committees.

Audit Committee

The responsibilities of the audit committee include recommending to the board of directors the independent certified public accountants to conduct the annual audit of our books and accounts, reviewing the proposed scope of the audit and approving the audit fees to be paid. The audit committee is charged with reviewing, with the independent certified public accountants and with our management, the adequacy and effectiveness of our internal auditing, accounting and financial controls. Mr. Kimelman served as a member of the audit committee throughout 2004. None of the members of our audit committee are independent directors as defined in Rule 4200 (a)(15) of the Nasdaq Marketplace Rules. Prior to February 1, 2001, our board of directors performed the functions of the audit committee. On February 1, 2001, our board of directors adopted a written charter for our audit committee. The audit committee held one meeting in 2004 to review the 2003 audited financial statements and held one meeting in 2005 for the purpose of reviewing and reporting on the 2004 financial statements and reviewing the 2003 amended financials as noted below.

Audit Committee Report

The audit committee has reviewed and discussed the fiscal year 2004 and amended 2003 audited financial statements with management, and has discussed with the independent auditors the matters required to be discussed by SAS 61 "Communication With Audit Committees" issued by the Auditing Standards Board of the American Institute of Certified Public Accountants ("AICPA"), as modified or supplemented, and has received the written disclosures and the letter from the independent auditors required by AICPA Independence Standards Board Standard No. 1 "Independence Discussions with Audit Committees", as modified or supplemented, and has discussed with the independent auditor the auditors' independence.

Based on the review and discussions referred to in the previous paragraph, the audit committee recommended to the board of directors that the audited financial statements be included in our annual report on Form 10-KSB for the year ended December 31, 2004.

<u>Member(s) of the audit committee</u>:

Michael G. Kimelman is the sole member of the audit committee.

Compensation Committee

Our compensation committee is responsible for approving the salaries of all of our officers and certain other employees. It also supervises the administration of all benefit plans and other matters affecting executive compensation, subject to further approval of our board of directors. The members of the compensation committee during 2004 were Messrs. Thomas L. Kempner and Sidney R. Knafel. The compensation committee held one meeting during 2004 for the purposes of considering employee salary increases and option grants.

Board of Directors Meetings and Compensation

During 2003 Michael G. Kimelman was granted 11,000,000 warrants as compensation for his services as our Chairman of the board of directors. The board of directors held 3 meetings in 2004. None of our directors attended fewer than 75% of the total number of meetings held by the board and by all committees of the board on which he served during 2004.

Executive Compensation

The following tables show the compensation paid or accrued by us to our four most highly compensated officers. During 2004, no directors were compensated for their board or committee activities. Other than the 1986, 1997 and 2001 Stock Incentive Plan and the Simple Retirement Plan described below, we have no profit sharing or incentive compensation plans.


SUMMARY COMPENSATION TABLE


Name and Principal Position	Year	Salary Compensation ($)	Year	Salary Compensation ($)
Stephen Hiu .... President	2004	$140,200	2003	$113,400
Patrick Monahan....................... Director	2004	$112,055	2003	$103,506
Per Benjaminsen .... Chief Marketing Officer	2004	$125,000	2003	$100,000
Edward Weisberger.................. Chief Financial Officer	2004	$109,605	2003	$103,906

Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth information as of August 25, 2005 with respect to beneficial ownership of shares of our outstanding common stock and preferred stock by (i) each person known by us to own or beneficially own more than five percent of its common stock or preferred stock, (ii) each director, and (iii) each officer named in the Summary Compensation Table provided in Part II Item 10 above, and (iv) all directors and executive officers as a group.

Name and Address	Common Stock		Preferred Stock	
	Number of Shares	Percent *	Number of Shares	Percent
Directors and officers				
Joseph C. Abeles 220 E. 42nd Street New York, NY 10017	16,273,483[1]	14.04	7,375	39.84
Stephen F. Hiu 9110 Red Branch Road Columbia, MD 21045	15,948,633[2]	13.69	---	---
Thomas L. Kempner 61 Broadway New York, NY 10006	143,139,072[3]	63.12	---	---
Michael G. Kimelman 100 Park Avenue New York, NY 10017	33,590,138[4]	25.06	---	---
Sidney R. Knafel 810 Seventh Avenue New York, NY 10019	141,326,146[5]	62.85	---	---
Patrick F. Monahan 9110 Red Branch Road Columbia, MD 21045	8,947,533[6]	8.16	---	---
Per A. Benjaminsen 9110 Red Branch Road Columbia, MD 21045	11,000,000[7]	9.84	---	---
Edward J. Weisberger 9110 Red Branch Road Columbia, MD 21045	3,070,000[8]	2.93	---	---
All Directors and Officers as a Group (8 persons)	371,148,442[9]	86.25	7,375	39.84
Others				
Fraydun Manocherian 3 New York Plaza New York, NY 10004	7,905,135[10]	7.73	---	---
Fermic	14,730,014	14.48	---	---

*   Under the rules of the Securities and Exchange Commission, the calculation of the percentage assumes for each person that only that person's rights, warrants, options or convertible notes or preferred stock are exercised or converted, and that no other person exercises or converts outstanding rights, warrants, options or convertible notes or preferred stock.

1. Includes the following: 2,113,544 shares held directly or indirectly by Mr. Abeles, 14,750 shares issuable upon the conversion of 7,375 shares of preferred stock, 5,042,777 shares issuable upon the conversion of $311,663 of long-term notes issued by Igene, and 9,102,412 shares issuable upon exercise of warrants held by Mr. Abeles.

2. Includes the following: 1,148,633 shares held directly or indirectly by Mr. Hiu and 14,800,000 shares issuable pursuant to options held by Dr. Hiu that are currently exercisable.

3. Includes 386,972 shares and 536,920 shares issuable upon exercise of warrants held by Mr. Kempner that are currently exercisable. Also includes 8,661,245 shares held directly by Mr. Kempner, 18,761,668 shares issuable upon conversion of notes issued by Igene and held by Mr. Kempner, and 41,582,728 shares issuable upon exercise of warrants held by a trust under which Mr. Kempner is one of two trustees and the sole beneficiary, which are currently exercisable. Also includes 8,621,247 shares held directly by Mr. Kempner, 18,761,669 shares issuable upon the conversion of notes issued by Igene and held by Mr. Kempner and 41,561,125 shares issuable upon exercise of warrants held a trust under which Mr. Kempner is one of two trustees and one of his brothers is the sole beneficiary, which are currently exercisable. Also includes 1,530,222 shares issuable upon the conversion of $79,200 of notes issued by Igene and held by Mr. Kempner and 2,079,411 shares issuable upon exercise of warrants held by trusts under which Mr. Kempner is one of two trustees and is a one-third beneficiary that are currently exercisable. Also includes 243, 360 shares and 131,414 shares issuable upon exercise of warrants held by trusts under which Mr. Kempner is executer and is a one-third beneficiary that are currently exercisable. Also includes 182,526 shares and 98,565 warrants held by Mr. Kempner's wife.

4. Includes 1,264,360 shares held directly or indirectly by Mr. Kimelman, 14,000,000 shares issuable upon exercise of options currently exercisable, 1,072,756 shares issuable upon the conversion of $63,070 of notes issued by Igene and held by Mr. Kimelman, and 17,253,022 shares issuable upon exercise of warrants held directly or indirectly by Mr. Kimelman.

5. Includes 18,190,551 shares, 38,168,101 shares issuable upon the conversion of notes issued by Igene and held by Mr. Knafel and 84,967,495 shares issuable upon the exercise of warrants owned or beneficially owned by Mr. Knafel that are currently exercisable.

6. Includes 1,047,533 shares held directly or indirectly by Mr. Monahan and 7,900,000 shares issuable upon the exercise of options held by Mr. Monahan that are currently exercisable.

7. Includes 1,000,000 shares of common stock and 10,000,000 shares issuable upon exercise of options held by Mr. Benjaminsen that are currently exercisable.

8. Includes 70,000 shares held directly by Mr. Weisberger and 3,000,000 shares issuable upon exercise of options that are currently exercisable.

9. Includes 42,576,099 shares of common stock, 14,750 shares issuable upon the conversion of 7,375 shares of preferred stock; 49,667,250 shares issuable upon exercise of options that are currently exercisable, 82,680,765 shares issuable upon the conversion of notes issued by Igene and 196,209,578 shares issuable upon the exercise of warrants that are currently exercisable.

10. Includes 7,375,935 shares of common stock owned directly or indirectly by Mr. Manocherian and 529,200 shares issuable upon the exercise of warrants owned directly or indirectly by Mr. Manocherian that are currently exercisable.

Compensation Committee Interlocks and Insider Participation

Thomas L. Kempner and Sidney R. Knafel are members of our compensation committee. None of our executive officers has served on the board of directors or compensation committee of any other entity that has had any of such entity's officers serve either on our board of directors or our compensation committee.

Certain Relationships and Transactions

On April 3, 2003, the Board of Directors, in lieu of additional compensation, authorized the payment of shares to Mr. Stephen Hiu and Mr. Patrick Monahan. In compensation each of them was awarded 83,333 shares of Igene common stock. The aggregate 166,666 shares was issued and expensed based on market value at the time of award, $.060 per share, or $10,000 of combined compensation.

As reported on Form 8-K filed February 20, 2003, Igene, in an effort to focus on and grow its core business, sold all 10,000 of the issued and outstanding shares of capital stock of ProBio that it owned as of February 4, 2003 to Fermtech AS, a joint stock company incorporated in the Kingdom of Norway and owned equally by our former chief executive officer, Stein Ulve, and by Per Benjaminsen, our Chief Marketing Officer. Mr. Ulve resigned as CEO and director of Igene and Mr. Benjaminsen resigned as our chief marketing officer, effective December 31, 2002. Mr. Benjaminsen has agreed to continue to provide sales and marketing services to Igene as an independent contractor.

Igene sold ProBio to Fermtech AS in exchange for aggregate consideration valued at approximately $343,000. A portion of the consideration received by Igene consisted of 7,000,000 shares of common stock of Igene that Fermtech owned as a result of Igene's purchase of ProBio in January 2001, (of these shares, 2,000,000 shares may be re-earned by Fermtech as described below), valued for the purposes of the acquisition at $.03 per share, plus forgiveness of approximately $168,000 of debt that Igene owed to ProBio at the time of purchase in 2001. Because Mr. Benjaminsen remained employed by Igene through February 2004, 1,000,000 of the escrowed shares of common stock were delivered to Fermtech. If Mr. Benjaminsen remains employed by Igene through February 2005, the remaining 1,000,000 escrowed shares will be released from escrow and delivered to Fermtech. The remaining shares of Igene Common stock were retired on February 5, 2003.

On December 21, 2002, Igene issued and sold $250,000 in aggregate principal amount of 8% demand notes to certain directors of Igene. These notes were repaid with accrued interest during 2003.

In August 2002, Igene issued 7,000,000 warrants to purchase Igene common stock at $.025 per share to its Chairman of the Board, Mr. Kimelman as part of the stock option plan, as compensation for his services as Chairman of the Board.

On August 13, 2002, the Board of Directors, in lieu of additional compensation, authorized the payment of shares to Mr. Stephen Hiu and Mr. Patrick Monahan. In compensation each of them was awarded 800,000 shares of Igene common stock. The aggregate 1,600,000 shares was issued on December 26, 2002 and expensed in the fourth quarter based on market value at the time of award, $.025 per share, or $40,000 as compensation.

On July 17, 2002, Igene issued and sold $300,000 in aggregate principal amount of 8% convertible debentures, to Mr. Kempner, a director of Igene, and to Mr. Knafel, also a director of Igene, in equal amounts of $150,000 each. These debentures are convertible into shares of Igene's common stock at $.03 per share based on the market price of Igene's shares at the time the purchase of the debentures was agreed to. In consideration of the commitment to purchase the 8% convertible debenture, each of these directors also received 5,000,000 warrants to purchase common stock at $.03 per share. These debentures, if not converted earlier, become due on July 17, 2012.

On February 22, 2002, Igene issued and sold $1,000,000 in aggregate principal amount of 8% convertible debentures, to Mr. Kempner, a director of Igene, and to Mr. Knafel, also a director of Igene, in equal amounts of $500,000 each. These debentures are convertible into shares of Igene's common stock at $.04 per share based on the market price of Igene's shares at the time the purchase of the debentures was agreed to. In consideration of the commitment to purchase the 8% convertible debenture, each of these directors also received 12,500,000 warrants to purchase common stock at $.04 per share. These debentures, if not converted earlier, become due on February 22, 2012.

Section 16(a) Beneficial Ownership Reporting Compliance

Igene believes that during 2004 all of its officers, directors and persons owning more than 10% of its common stock, have filed all reports and are in compliance with the Securities Exchange Act, Section 16(a), reporting requirements with respect to acquisitions and dispositions of Igene's securities, with the exception of the 11,000,000 warrants issued to Michael Kimelman in 2003. This was corrected in April of 2004. In making this disclosure, we have relied solely on written representations of its directors, officers and more than 10% holders and on copies furnished to Igene of reports that have been filed with the Securities and Exchange Commission.

Audit Fees and Services

The following table shows the fees paid or accrued by the Company for the audit and other services provided by Stegman & Company for fiscal years 2004 and 2003:

	FY 2004	FY 2003
Audit Fees	$ 30,924.00	$ 25,750.00
Tax Fees	3,000.00	2,500.00
All Other Fees	0.00	0.00
TOTAL	$ 33,924.00	$ 28,250.00

Audit services of Stegman & Company for fiscal years 2004 and 2003 consisted of the examination of the consolidated financial statements of the Company and quarterly reviews of financial statements. "Tax Fees" in fiscal years 2004 and 2003 include charges primarily related to tax return preparation and tax consulting services. In 2003, the SEC adopted a rule pursuant to the Federal Sarbanes-Oxley Act of 2002 that, except with respect to certain *de minimis* services discussed below, required the audit committee to pre-approve audit and non-audit services provided by our independent auditors. All of the 2004 services described above were pre-approved by the audit committee pursuant to this SEC rule, to the extent that rule was applicable during fiscal year 2004.

The Audit Committee's policy is to pre-approve all audit and permitted non-audit services, except that *de minimis* non-audit services, as defined in Section 10A(i)(1) of the Exchange Act, may be approved prior to the completion of the independent auditor's audit. The Audit Committee has reviewed summaries of the services provided and the related fees and has determined that the provision of non-audit services is compatible with maintaining the independence of Stegman & Company.

OTHER MATTERS

Stockholder Proposals

Any stockholder desiring to present a proposal to the stockholders at the 2006 Annual Meeting and who desires that the proposal be included the Company's proxy statement and proxy card relating to that meeting, must transmit the proposal to the Secretary of the Company so that it is received at the Company's principal executive offices no later than 5:00 p.m. local time on December 22, 2005. All proposals must comply with applicable Securities and Exchange Commission regulations. With respect to stockholder proposals that are not included in the proxy statement for the 2006 Annual Meeting, the persons named in the proxy solicited by the Company's board of directors for the 2006 Annual Meeting will be entitled to exercise discretionary voting power conferred by the proxy under circumstances specified in Exchange Act Rule 14a-4(c), including with respect to proposals received by the Company after March 7, 2006. It is suggested that the proposal be submitted by certified mail, return receipt requested, to our principal executive office at the following address: IGENE Biotechnology, Inc., 9110 Red Branch Road, Columbia, Maryland 21045, Attn: Corporate Secretary.

Other Business

At the date of this proxy statement, the only business that the board of directors intends to present or knows that others will present at the meeting is that hereinabove set forth. If any other matter or matters are properly brought before the meeting, or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their judgment.

/s/   STEPHEN F. HIU

_____

STEPHEN F. HIU
President and Chief Technical Officer

APPENDIX 1 - FORM OF PROXY

Dated: October 14, 2005

IGENE BIOTECHNOLOGY, INC.

2005 Annual Meeting of Stockholders – November 15, 2005
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

      The undersigned stockholder of IGENE BIOTECHNOLOGY, INC., a Maryland corporation, hereby appoints Stephen F. Hiu, Michael G. Kimelman and Thomas L. Kempner, and each of them the proxies of the undersigned with full power of substitution to vote at the Annual Meeting of Stockholders of the Company to be held at 10:00 a.m. on November 15, 2005, and at any adjournment or adjournments thereof (the "Meeting"), with all the power which the undersigned would have if personally present, hereby revoking any proxy heretofore given. The undersigned hereby acknowledges receipt of the proxy statement for the Meeting and instructs the proxies to vote as directed on the reverse side.

      THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

      CONTINUED AND TO BE SIGNED ON REVERSE SIDE--SEE REVERSE SIDE. THIS PROXY, WHEN PROPERLY SIGNED, WILL BE VOTED IN THE MANNER DIRECTED. IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES LISTED BELOW, AND IN THE DISCRETION OF THE PROXY HOLDERS AS TO ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

(To Be Signed on Reverse Side)

X   Please mark your votes as in this example.

1.   Election of Directors

FOR	WITHHOLD AUTHORITY
all nominees listed below	to vote for all nominees listed below
_____	_____

Nominees: Stephen F. Hiu, Thomas L. Kempner, Michael G. Kimelman, Sidney R. Knafel, Patrick F. Monahan

(Instruction: To withhold authority to vote for any individual nominee, write that nominee's name below)
_____

To transact such other business as may properly come before the meeting, or any adjournment thereof.

PLEASE RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

Signature: _____   Date: _____

Signature: _____   Date: _____
          (SIGNATURE IF HELD JOINTLY)

Note: Please sign exactly as name appears on stock certificate. When shares are held by joint tenants both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partner, please sign in partnership name by authorized person.